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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                ---------------


                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                        AMERICAN BUSINESS PRODUCTS, INC.
             (Exact name of registrant as specified in its charter)

               GEORGIA                                      58-1030529
(State of incorporation or organization)       (I.R.S. Employer Identification No.)


                       2100 RIVEREDGE PARKWAY, SUITE 1200
                             ATLANTA, GEORGIA 30328
          (Address of principal executive offices, including zip code)


                                 (770) 953-8300
              (Registrant's telephone number, including area code)

                                     1-7088
                             (Commission File No.)

       Securities to be registered pursuant to Section 12(b) of the Act:


      Title of each class                     Name of each exchange on which
     to be so registered                      each class is to be registered
    --------------------------                ------------------------------

           None


       Securities to be registered pursuant to Section 12(g) of the Act:


      Title of each class                     Name of each exchange on which
     to be so registered                      each class is to be registered
    --------------------------                ------------------------------

  Common Stock Purchase Rights                New York Stock Exchange



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ITEM 1.  SECURITIES TO BE REGISTERED.

         On May 5, 1999, the Board of Directors of American Business Products, Inc., a Georgia corporation (the "Company"), declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock of the Company (the "Common Stock"). The dividend is payable on May 17, 1999 (the "Record Date") to the shareholders of record as of the Close of Business on that date.

         The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of May 5, 1999 between the Company and Equiserve Trust Company, N.A. (the "Rights Agent"). Capitalized terms used herein and not otherwise defined shall have those meanings ascribed to them in the attached Rights Agreement.

         The Rights will only become exercisable on the Distribution Date, which will occur upon the earlier of the Close of Business on the 20th day:

         (i) following a public announcement by the Company or an Acquiring Person that an Acquiring Person has acquired beneficial ownership of 30% or more of the shares of Common Stock then outstanding of the Company,

         (ii) after the Board of Directors of the Company determines that an Adverse Person beneficially owns more than 10% of the shares of Common Stock then outstanding and a determination that (a) such Beneficial Ownership by such Person is intended to cause the Company to repurchase the Common Stock Beneficially Owned by such Person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such Person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its shareholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (b) such Beneficial Ownership is causing or is reasonably likely to cause a material adverse impact (including but not limited to, impairment of relationships with employees, customers, suppliers or creditors or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company, (the earlier of (i) and (ii) is the "Stock Acquisition Date"), or

         (iii) after the date that a tender or exchange offer by any Person (other than an Exempt Person) is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended, if upon consummation thereof, such Person would be the Beneficial Owner of 30% or more of the shares of Common Stock then outstanding (the Close of Business on the 20th day after the earliest of (i), (ii) and
                  (iii) is the "Distribution Date").



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         The Rights will expire at the Close of Business on November 6, 2009, unless earlier redeemed by the Company as described below or unless the Rights Agreement is amended by the Continuing Directors to extend such date.

         Each Right entitles the registered holder to purchase from the Company a number of shares of Common Stock of the Company equal to six shares of Common Stock multiplied by a fraction, the numerator of which is the number of shares of Common Stock outstanding on the Stock Acquisition Date, and the denominator of which is the number of Rights outstanding on the Stock Acquisition Date that are not Beneficially Owned by the Acquiring Person or an Adverse Person or its Affiliates or Associates. The Purchase Price for the exercise of each Right shall be equal to the product of (x) 20% of the then Current Market Price per share of the Common Stock (determined on the Stock Acquisition Date) multiplied by (y) the number of shares of Common Stock to be received upon exercise. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Party or its Affiliates or Associates will be null and void. However, Rights are not exercisable following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         Until the Distribution Date, (i) the Rights will be evidenced by the certificates for the Common Stock registered in the names of the holders of the Common Stock (which certificates for Common Stock shall be deemed also to be certificates for Rights) and not by separate certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the Rights will be transferable only in connection with the transfer of the underlying shares of Common Stock (including a transfer to the Company).

         As soon as practicable after the Distribution Date, the Rights Agent will send by first-class, insured, postage prepaid mail, one or more rights certificates (the "Rights Certificates") to each record holder of the Common Stock as of the close of business on the Distribution Date evidencing one Right for each share of Common Stock and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the earlier of the Distribution Date or the Expiration Date will be issued with Rights.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company consolidates with, or merges with or into, any other Person, and the Company is not the surviving corporation, or (ii) any Person consolidates with, or merges with or into, the Company, or engages in a share exchange with the Company, and the Company shall be the continuing or surviving corporation of such merger, consolidation or share exchange and, in connection with such merger, consolidation or share exchange, all or part of the outstanding shares of Common Stock are changed into or exchanged for other securities or assets of any other Person, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided) shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, based on the Current Market



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Price of the Common Stock of the Company as of the last Business Day prior to the first public announcement, such number of validly authorized and issued, fully paid, non-assessable and freely tradeable shares of Common Stock of the Principal Party not subject to any liens, encumbrances, rights of first refusal or other adverse claims, as shall be equal to the product of six times the result obtained by dividing the Current Market Price of a share of Common Stock by the Current Market Price of a share of common stock of the Principal Party multiplied by a fraction the numerator of which is the number of shares of Common Stock outstanding on the Stock Acquisition Date, and the denominator of which is the number of Rights outstanding on the Stock Acquisition Date that are not Beneficially Owned by the Acquiring Person or Adverse Person or its Affiliates or Associates, provided, however, that the Purchase Price and the number of shares of common stock of such Principal Party issuable upon the exercise of each Right may be further adjusted pursuant to the Rights Agreement or, if such stock is not traded in public markets, of its parent corporation. The Purchase Price will be calculated on the same basis as if the Right holder were exercising a Right to purchase Common Stock of the Company at that time.

         The number of shares issuable, and the Purchase Price payable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock or (ii) upon the distribution to Common Stock shareholders of cash, evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants. The Continuing Directors may decide to exchange all or part of the exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional shares upon exercise of the Rights, and, in lieu thereof, an adjustment in cash may be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

         In general, the Company may redeem all but not less than all of the then outstanding Rights at a redemption price of $.01 per Right, at any time prior to the earlier of the Close of Business on the twentieth day following the Stock Acquisition Date (or, if the Stock Acquisition Date shall have occurred prior to the Record Date, the Close of Business on the 20th day following the Record Date) or the Final Expiration Date. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.



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          Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable and the Continuing Directors may, at any time, amend the Rights Agreement to increase the number of shares of Common Stock for which a Right is exercisable and to extend the Final Expiration Date.

ITEM 2.  EXHIBITS.

1. Form of Rights Agreement, dated as of May 5, 1999, between the Company and Equiserve Trust Company, N.A., which includes the form of Rights Certificates as Exhibit A and the Summary of Rights to Purchase Common Stock as Exhibit B. Pursuant to the Rights Agreement, printed Rights Certificates will be mailed as soon as practicable after the Distribution Date.

2.       Form of Press Release dated May 5, 1999.

3.       Form of Letter to Shareholders dated May 5, 1999.



                                   SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HERETO DULY AUTHORIZED.


                               AMERICAN BUSINESS PRODUCTS, INC.



                               By: /s/ Richard G. Smith
                                   --------------------------------------------
                                   Richard G. Smith
                                   Vice President and Chief Financial Officer


Dated: May 6, 1999



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